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Filed pursuant to 424(b)(3)
Registration No. 333-89566

INTRAWARE, INC.
7,700,000 Shares
Common Stock

        This prospectus relates to 7,700,000 shares of our common stock which may be sold from time to time by the selling securityholders identified in this prospectus. The 7,700,000 shares offered by this prospectus have been issued or are issuable upon the exercise of warrants that we issued in private placements in August and September 2001. While we have received $4,750 and may receive up to an additional $2,000 upon the exercise of the warrants, we will not receive any proceeds from the sale of the shares offered by this prospectus.

        This prospectus covers only dispositions of the shares of common stock being registered and not the issuance of the shares upon exercise of the warrants or transfer of the warrants. The warrants will not be listed on any securities exchange or quoted in any over-the-counter market.

        Our common stock is quoted on the Nasdaq SmallCap Market under the symbol "ITRA". On June 14, 2002, the last reported sale price for our common stock on the Nasdaq SmallCap Market was $1.146 per share.

        Investment in the securities involves risks. See "Risk Factors" beginning on page 2 of this prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is June 14, 2002.

        You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. The selling securityholders will not make an offer of the shares of our common stock in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

The Company

        We are a leading provider of electronic software delivery and management (ESDM) services to enterprise software companies. Using our ESDM solutions, software companies can reduce their costs, improve their customer satisfaction, strengthen their compliance with U.S. export laws, and better understand how their customers are using their software.

        We were incorporated in Delaware on August 14, 1996. Our corporate offices are located at 25 Orinda Way, Orinda, California, 94563. Our telephone number at that location is (925) 253-4500.

Information Regarding Forward-Looking Statements

        In addition to the other information contained in this prospectus, investors should carefully consider the risk factors disclosed in this prospectus in evaluating an investment in our common stock. This prospectus and the documents incorporated herein by reference include "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements other than statements of historical fact are "forward-looking statements" for purposes of these provisions, including any projections of earnings, revenues or other financial items, any statements of the plans and objectives of management for future operations, any statements concerning proposed new products or services, any statements regarding future economic conditions or performance, and any statement of assumptions underlying any of the foregoing. In some cases, forward-looking statements can be identified by the use of terminology such as "may", "will", "expects", "plans", "anticipates", "estimates", "potential", or "continue" or the negative thereof or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements contained herein and in such incorporated documents are reasonable, there can be no assurance that such expectations or any of the forward-looking statements will prove to be correct, and actual results could differ materially from those projected or assumed in the forward-looking statements. Our future financial condition and results of operations, as well as any forward-looking statements, are subject to inherent risks and uncertainties, including but not limited to the risk factors set forth below and for the reasons described elsewhere in this prospectus. All forward-looking statements and reasons why results may differ included in this prospectus are made as of the date hereof, and Intraware assumes no obligation to update any such forward-looking statement or reason why actual results might differ.

Risk Factors

        You should carefully consider the risks described below before making a decision to invest in our common stock. The risks and uncertainties described below are not the only ones facing Intraware. Additional risks and uncertainties not presently known to us or that we do not currently believe are important to an investor may also harm our business operations. If any of the events, contingencies, circumstances or conditions described in the following risks actually occur, our business, financial condition or our results of operations could be seriously harmed. If that occurs, the trading price of our common stock could decline, and you may lose part or all of your investment.

We have negative cash flow and may not have sufficient cash to continue operations or, even if we can continue operations, to effectively manage our working capital requirements and fund our operations for the period required to achieve profitability.

        Our annual report on Form 10-K for our fiscal year ended February 28, 2002 contains a disclosure expressing substantial doubt regarding our ability to continue as a going concern as a result of our recurring losses and negative cash flows from operations. We have limited cash and credit available, and may be unable to raise additional financing or establish additional lines of credit. As of February 28, 2002, we had approximately $3 million in cash and cash equivalents. In May 2002, we raised $9.5 million in gross proceeds through the sale of our Asset Management software business, before cash costs including lease termination, employee severance, and legal and accounting costs. That month we also raised approximately $3.9 million in gross proceeds through a private placement of common stock and warrants, including $2.6 million in cash and $1.3 million in cancelled debt, before approximately $400,000 in placement agency, legal and accounting costs. We used $5.7 million of the cash proceeds from those transactions to retire our remaining debt. We may not be able to achieve the revenue and gross margin objectives necessary to achieve positive cash flow or profitability without obtaining additional financing. Such financing may not be available on reasonable terms, and if available such additional financing will dilute current shareholders. If such financing is required and we cannot obtain it, we will have to discontinue operations.

Our SubscribeNet service is our only product offering and demand for this service remains uncertain in the current economic climate.

        In May 2002, we sold our asset management software business. Accordingly, our SubscribeNet electronic software delivery and management services is now our only product offering. For most of the 2001 calendar year, we experienced weakening demand for our SubscribeNet service. While there have been signs of strengthening demand for this service in the 2002 calendar year, the business climate for the technology sector remains uncertain. We market the SubscribeNet service primarily to enterprise software companies, and several enterprise software companies have reported reductions in demand and lowered forecasts for their products and services over the past year. We may experience similar reductions in demand for our SubscribeNet service, which would have an immediate and adverse effect on us.

If Nasdaq determines that we have failed to meet its SmallCap Market listing requirements, our Common Stock may be delisted.

        Effective May 30, 2002, our Common Stock moved from being listed on the Nasdaq National Market to being listed on the Nasdaq SmallCap Market. Nasdaq has requirements that a company must meet in order to remain listed on the Nasdaq SmallCap Market. One requirement is that the bid price of a company's stock not fall below $1.00. The bid price of our Common Stock was below $1.00 almost continuously between September 19 and December 5, 2001 and dropped below $1.00 in April and May 2002. If as a result of the application of any of Nasdaq's listing requirements, our Common Stock were delisted from the Nasdaq SmallCap Market, our stock would become harder to buy and sell. Further, our stock could then potentially be subject to what are known as the "penny stock" rules, which place additional requirements on broker-dealers who sell or make a market in such securities. Consequently, if we were removed from the Nasdaq SmallCap Market, the ability or willingness of broker-dealers to sell or make a market in our Common Stock might decline. As a result, your ability to resell your shares of our Common Stock could be adversely affected.

We have a history of losses, we expect future losses and we may not ever become profitable.

        We have not achieved profitability, may incur net losses through our fiscal year ending February 28, 2003 and may not ever become profitable in the future. We incurred net losses attributable to common stockholders of $37.4 million for the fiscal year ended February 28, 2002, $68.4 million for the year ended February 28, 2001, and $28.0 million for the year ended February 29, 2000. As of February 28, 2002, we had an accumulated deficit of approximately $142 million. We will need to generate significant additional online services and technology revenues and/or reduce operating costs to achieve and maintain positive cash flow and profitability. We have a limited operating history that makes it difficult to forecast our future operating results. Our revenues have declined in recent quarters, and we cannot be certain that we will achieve sufficient revenues or gross profits in future quarters for positive cash flow or profitability. If we do achieve positive cash flow or profitability in any period, we cannot be certain of continued or increased positive cash flow or profitability on a quarterly or annual basis.

Any termination of our relationship with Sun Microsystems or Corporate Software would have a substantial adverse effect on our business.

        We provide online software update and license management services to Sun Microsystems, Inc.'s iPlanet customers through our SubscribeNet and Fulfillment services under an agreement that expires on June 30, 2003 and that is terminable by Sun Microsystems at any time on 90 days' notice. We cannot assure you that this agreement will be extended after June 30, 2003, or that Sun Microsystems will not terminate this agreement. Most of our SubscribeNet revenues to date have been generated through this iPlanet contract, and our failure to extend this contract at the end of its current term could have a material adverse effect on our SubscribeNet revenues and on our business as a whole. If Sun Microsystems chose to offer its own electronic software delivery, tracking, maintenance or other services, which it is permitted to do under the current agreement, it would have a substantial adverse effect on our business, results of operations and financial condition.

        Under our Sales Alliance Agreement with Corporate Software dated June 28, 2001, we are transitioning to Corporate Software our reseller relationship with iPlanet. This agreement expires in June 2003, but may terminate earlier under certain circumstances, including any termination of the reseller contract between Corporate Software and iPlanet. A significant portion of our SubscribeNet revenues since July 2001 have been generated through this Corporate Software contract, and a significant portion of our revenues in future periods could be generated through this contract. Any termination of this contract before June 2003 could have a material adverse effect on our business and financial performance.

Software manufacturers may not wish to use our SubscribeNet service as a way of outsourcing electronic delivery of their software.

        Our strategy for achieving profitability assumes significant revenue growth from our SubscribeNet service. However, we cannot assure you that software manufacturers that are not currently our SubscribeNet customers will find it strategically or economically justifiable to use the SubscribeNet service to deliver software to their end-users. Some software manufacturers are reluctant for security reasons to deliver their software via the Internet or to authorize a third party to do so on their behalf. Some software manufacturers believe that they can internally develop an adequate electronic software delivery system at a cost lower than the fees we charge for SubscribeNet. These and other concerns on the part of software manufacturers could make it difficult for us to quickly achieve significant growth in SubscribeNet revenue, which could in turn hinder our ability to achieve profitability and positive cash flow.

We are dependent on market acceptance of electronic software delivery, and if it does not achieve widespread acceptance, our business will be adversely affected.

        Our future success will depend in large part on broadened acceptance by information technology professionals of electronic software delivery as a method of receiving business software. If electronic software delivery does not achieve widespread market acceptance, our business will be adversely affected. Electronic software delivery is a relatively new method of distributing software products and the growth and market acceptance of electronic software delivery is highly uncertain and subject to a number of risk factors. These factors include:

  •
  the potential for state and local authorities to levy taxes on Internet transactions;

  •
  the unavailability of sufficient network bandwidth to enable purchasers to rapidly download software;

  •
  the limited number of software packages that are available for electronic software delivery as compared to those available through traditional delivery methods;

  •
  customer unfamiliarity with and resistance to the process of downloading software; and

  •
  customer concerns about transaction security.

        Even if electronic software delivery achieves widespread acceptance, we cannot be sure that we will overcome the substantial technical challenges associated with electronically delivering software reliably and consistently on a long-term basis. Furthermore, the proliferation of software viruses poses a risk to market acceptance of electronic software delivery. Any well-publicized transmission of a computer virus by us or another company using electronic software delivery could deter information technology professionals from utilizing electronic software delivery technology and our business could be adversely affected.

Increased security risks of online commerce may deter future use of our services.

        Concerns over the security of transactions conducted on the Internet and the privacy of users may also inhibit the growth of our SubscribeNet service. Any failure by us to prevent security breaches could significantly harm our business and results of operations. We cannot be certain that advances in computer capabilities, new discoveries in the field of cryptography, or other developments will not result in a compromise or breach of the algorithms we use to protect our customers' transaction data or our software vendors' products. Anyone who is able to circumvent our security measures could misappropriate proprietary information or cause interruptions in our operations. We may be required to incur significant costs to protect against security breaches or to alleviate problems caused by breaches. Any well-publicized compromise of security could deter people from using the web to conduct transactions that involve transmitting confidential information or downloading sensitive materials.

The loss of one or more of our key customers could adversely affect our revenues.

        We believe that a substantial amount of revenue from our SubscribeNet service in any given future period may come from a relatively small number of customers (in addition to Sun Microsystems, as detailed above). If one or more major customers were to stop using our services or products, our operating results could be materially adversely affected. Our contractual relationships with most of these customers are subject to renewal annually. As a result, we cannot assure you that any of our customers will renew their contracts with us in any given year.

Our quarterly financial results are subject to significant fluctuations because of many factors and any of these could adversely affect our stock price.

        Our operating results have fallen below the expectations of public market analysts and investors in the past. It is likely that in future quarters our operating results will again be below the expectations of public market analysts and investors and as a result, the price of our Common Stock will fall. Our operating results have varied widely in the past, and we expect that they will continue to vary significantly from quarter to quarter due to a number of risk factors, including:

  •
  potential weakening of demand for our SubscribeNet services and iPlanet products that we sell jointly with Corporate Software;

  •
  the unwillingness of certain potential customers to purchase our services due to concerns about our financial strength;

  •
  the timing of sales of our services;

  •
  potential renewed cost cutting in our sales, marketing, product development and support areas;

  •
  potential loss of strategic relationships with major customers and resellers;

  •
  potential delays in introducing our products and services according to planned release schedules;

  •
  changes in our pricing policies;

  •
  caution among software companies in changes in accepting or outsourcing electronic delivery of their software;

  •
  potential technical difficulties, system failures or Internet downtime;

  •
  potential changes in the regulatory environment;

  •
  our ability to upgrade and develop our information technology systems and infrastructure;

  •
  costs related to acquisitions of technology or businesses; and

  •
  general economic conditions, as well as those specific to the Internet and related industries.

        In addition, our June 2001 agreement with Corporate Software, under which we are transitioning to Corporate Software our business of reselling iPlanet software, has resulted in and will continue to result in a decrease in revenue to us. Our May 2002 sale of our asset management software business to Computer Associates International, Inc. will also result in a substantial decrease in our revenue and gross profit. These decreases in our revenues and gross profit could affect the market price of our Common Stock.

        Our operating expenses, which include sales and marketing, product development and general and administrative expenses, are based on our expectations of future gross profits and are relatively fixed in the short term. If gross profits fall below our expectations and we are not able to quickly reduce our spending in response, our operating results would be adversely affected.

Our industry is highly competitive and we cannot assure you that we will be able to effectively compete.

        The market for selling online services and software is highly competitive. We expect competition to intensify as current competitors expand and improve their service offerings, new competitors enter the market, and the business market for information technology services continues to exhibit softness. We have experienced, and expect to continue to experience, competition on our SubscribeNet sales. We cannot assure you that we will be able to compete successfully against current or future competitors, or that competitive pressures faced by us will not adversely affect our business and results of operations.

        Our current competitors include a number of companies offering electronic software delivery and management solutions. We expect additional competition from other established and emerging companies. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any of which could have a significant adverse effect on our business and results of operations. Many of our current and potential competitors have longer operating histories, significantly greater financial, technical, marketing and other resources, better name recognition, and a larger installed base of customers than we do. Many of our competitors may also have well-established relationships with our existing and prospective customers. Our current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address customer needs and compete with our products. We also expect that the competition will increase as a result of software industry consolidations. As a result, we may not be able to effectively compete for customers.

Our executive officers and certain key personnel are critical to our business and these officers and key personnel may not remain with us in the future.

        Our future success depends upon the continued service of our executive officers and other key technology, sales, marketing and support personnel. None of our officers or key employees is bound by an employment agreement for any specific term. If we lost the services of one or more of our key employees, or if one or more of our executive officers or employees decided to join a competitor or otherwise compete directly or indirectly with us, this could have a significant adverse effect on our business. In particular, the services of Peter H. Jackson, our Chief Executive Officer, would be difficult to replace.

We face risks of claims from third parties for intellectual property infringement that could adversely affect our business.

        We electronically deliver third-party software to end-users. This activity creates the potential for claims to be made against us, either directly or through contractual indemnification provisions with software companies. Any claims could result in costly litigation and be time-consuming to defend, divert management's attention and resources, cause delays in releasing new or upgrading existing services or require us to enter into royalty or licensing agreements. These claims could be made for defamation, negligence, patent, copyright or trademark infringement, personal injury, invasion of privacy or other legal theories based on the nature, content or copying of these materials.

        Litigation regarding intellectual property rights is common in the Internet and software industries. We expect that Internet technologies and software products and services may be increasingly subject to third-party infringement claims as the number of competitors in our industry segment grows and the functionality of products in different industry segments overlaps. There can be no assurance that our services do not infringe on the intellectual property rights of third parties.

        In addition, we may be involved in litigation involving the software of third party vendors that we have electronically distributed in the past. Royalty or licensing agreements, if required, may not be available on acceptable terms, if at all. A successful claim of infringement against us could adversely affect our business. Although we carry general liability insurance, our insurance may not cover all potential claims or may not be adequate to protect us from all liability that may be imposed.

        We take steps to verify that end-users who download third-party software through our SubscribeNet service are entitled to deploy and use that software. However, there can be no assurance that this verification procedure will help us defend against claims by, or protect us against liability to, the owners of copyrights in that third-party software.

        Our success and ability to compete are substantially dependent upon our internally developed technology, which we protect through a combination of patent, copyright, trade secret and trademark law. We are aware that certain other companies are using or may have plans to use the name "Intraware" as a company name or as a trademark or service mark. While we have received no notice of any claims of trademark infringement from any of those companies, we cannot assure you that certain of these companies may not claim superior rights to "Intraware" or to other marks we use. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our services or technology and we cannot be certain that the steps we have taken will prevent misappropriation of our technology.

Our market may undergo rapid technological change and our future success will depend on our ability to meet the changing needs of our industry.

        Our market is characterized by rapidly changing technology, evolving industry standards and frequent new product announcements. To be successful, we must adapt to our rapidly changing market by continually improving the performance, features and reliability of our services. We could incur substantial costs to modify our services or infrastructure in order to adapt to these changes. Our business could be adversely affected if we incur significant costs without adequate results, or find ourselves unable to adapt rapidly to these changes.

Additional government regulations may increase our costs of doing business.

        In delivering third-party software through our SubscribeNet service, we must comply with U.S. export controls on software generally and encryption technology in particular. Changes in these laws could require us to implement costly changes to our automated export compliance processes. More generally, the law governing Internet transactions remains largely unsettled, even in areas where there has been some legislative action. The adoption or modification of laws or regulations relating to the Internet could adversely affect our business by increasing our costs and administrative burdens. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy, libel and taxation apply to the Internet. Laws and regulations directly applicable to communications or commerce over the Internet are becoming more prevalent. It appears that additional laws and regulations regarding protection of privacy on the Internet will be adopted at the state and federal levels in the United States. The European Union has enacted its own data protection and privacy directive, which required all 15 European Union Member States to implement laws relating to the processing and transmission of personal data. We must comply with these new regulations in both Europe and the United States, as well as any other regulations adopted by other countries where we may do business. The growth and development of the market for online commerce may prompt calls for more stringent consumer protection laws, both in the United States and abroad. Compliance with any newly adopted laws may prove difficult for us and may negatively affect our business.

Use of Proceeds

        We will not receive any proceeds from the sale by the selling securityholders of common stock, although we have received $4,750, and may receive up to an additional $2,000, upon exercise of the warrants.

Selling Securityholders

        The shares of common stock being offered by the selling securityholders have been issued or are issuable upon exercise of warrants. We are registering the shares so that the selling securityholders may offer the shares for resale from time to time. Three of the selling securityholders, Michael S. Falk, Travis L. Provow and Harold Blue, are former member of our Board of Directors. In addition to being a selling securityholder, Commonwealth Associates, L.P. has served as the Company's placement agent in three private placements by the Company of its equity and debt securities since April 2001.

        The table below lists the selling securityholders and other information regarding the beneficial ownership of the common stock by each of the selling securityholders. The second column lists, for each selling securityholder, the number of shares of common stock held, including the number of shares of common stock, based on its ownership of our preferred stock and warrants, that would have been issuable to the selling securityholders on May 29, 2002, assuming conversion of all preferred stock and the exercise of all warrants held by such selling securityholder on that date, without regard to any limitations on conversions or exercise. The third column lists the shares of common stock (issued or issuable upon exercise of warrants) being offered by this prospectus by each selling securityholder, and the fourth column assumes the sale of all of the shares offered by each selling securityholder. The selling securityholders may sell all, some or none of their shares in this offering. See "Plan of Distribution." Some of the selling securityholders may also sell shares of our common stock pursuant to other registration statements we have filed or will file.

Name of Selling Security Holder	Common Shares Beneficially Owned Prior to Offering (1)		Common Stock That May Be Sold in The Offering		% of Common Stock Beneficially Owned After Sale (2)
Harold Blue	19,740	(3)	19,740		*
Commonwealth Associates, L.P.	616,321	(4)	198,991		*
ComVest Venture Partners, L.P.	4,038,824	(5)	3,257,225		1.7%
Gerald Cramer	98,649		98,649		*
George M. Drysdale	743,867	(6)	200,000		*
Michael S. Falk	4,935,883	(7)	3,524,322	(8)	3.0%
Neal Goldman	100,000		100,000		*
Noam Gottesman and Geraldine Gottesman, JTROS	257,803	(9)	197,803		*
Harvard Development Inc.	62,000	(10)	50,000		*
Harvard Investments Inc.	124,000	(11)	100,000		*
Carol R. Hill Spousal Trust	124,000	(12)	100,000		*
Carl Kleidman	22,313	(13)	15,973		*
Richard S. Linhart	98,649		98,649		*
Allan MacDonald and Eileen MacDonald, JTROS	209,100	(14)	149,100		*
William T. McCaffrey	49,324		49,324		*
The Stacy B. and Thomas T. McCormick Family Trust	300,000	(15)	125,000		*
Lloyd A. Moriber	128,750	(16)	98,750		*
James Nealis	49,324		49,234		*
Robert O'Sullivan	26,630		7,896		*
Travis Lee Provow	71,946	(17)	54,299		*
Robert Priddy	2,768,689	(18)	1,481,254		2.8%
Keith Rosenbloom	69,722	(19)	7,896		*
Ricky C. Sandler	49,398		49,398		*
Shea Ventures LLC	1,447,408	(20)	987,503		1.0%
Inder Tallur	14,312	(21)	7,896		*
Thom Waye	12,832		12,832		*
Joseph P. Wynne	15,336	(22)	8,883		*

*
Less than one percent

(1)
Assumes exercise of all warrants and conversion of all of the holder's Series A Preferred Stock and Series B-1 Preferred Stock into shares of our common stock.

(2)
Calculated based on Rule 13d-3(d)(1)(i) of the Exchange Act using 45,574,980 shares of common stock outstanding as of May 29, 2002. In calculating each holder's amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular holder's preferred stock and exercise of that holder's warrants. However, we did not assume the conversion of any other holder's preferred stock or exercise of any other holder's warrants. Also, assumes sale of all of the shares of common stock (issued or issuable upon exercise of the warrants) offered under this prospectus.

(3)
Mr. Blue was a member of our Board of Directors from August 29, 2001 to October 16, 2002.

(4)
Includes 354,240 shares of common stock issuable upon exercise of warrants.

(5)
Includes 531,599 shares of common stock issuable upon exercise of warrants.

(6)
Includes 151,933 shares of common stock held by Drysdale Partners, of which 131,121 shares are issuable upon conversion of Series A Preferred Stock and 13,812 shares are issuable upon exercise of a warrant. Mr. Drysdale may be deemed to beneficially own these shares.

(7)
Includes 4,038,824 shares of common stock beneficially owned by ComVest Venture Partners, L.P. (of which 531,599 shares are issuable upon exercise of warrants), 616,321 shares of common stock owned by Commonwealth Associates, L.P. (of which 63,090 shares are issuable upon conversion of Series B-1 Preferred Stock and 354,240 are issuable upon exercise of warrants), 3,750 shares issuable to Mr. Falk upon exercise of stock options, 208,882 shares of common stock issuable to Mr. Falk upon conversion of Series B-1 Preferred Stock, and 68,106 shares held by Mr. Falk. Mr. Falk was a member of our Board of Directors from April 2, 2001 to May 9, 2002.

(8)
Includes 3,257,255 shares of common stock beneficially owned by ComVest Venture Partners, L.P., 198,991 shares of common stock beneficially owned by Commonwealth Associates, L.P., and 68,106 shares held by Mr. Falk. Mr. Falk was a member of our Board of Directors from April 2, 2001 to May 9, 2002.

(9)
Includes 10,000 shares of common stock issuable upon exercise of a warrant.

(10)
Includes 2,000 shares of common stock issuable upon exercise of a warrant.

(11)
Includes 4,000 shares of common stock issuable upon exercise of a warrant.

(12)
Includes 4,000 shares of common stock issuable upon exercise of a warrant.

(13)
Includes 6,340 shares of common stock issuable to Mr. Kleidman upon conversion of Series B-1 Preferred Stock.

(14)
Includes 10,000 shares of common stock issuable upon exercise of a warrant.

(15)
Includes 25,000 shares of common stock issuable upon exercise of a warrant.

(16)
Includes 5,000 shares of common stock issuable upon exercise of a warrant.

(17)
Includes 15,772 shares issuable to Mr. Provow upon conversion of Series B-1 Preferred Stock and 1,875 shares issuable to Mr. Provow upon exercise of stock options. Mr. Provow was a member of our Board of Directors from October 16, 2002 to May 9, 2002.

(18)
Includes 374,432 shares of common stock issuable upon conversion of Series B-1 Preferred Stock and 300,800 shares of common stock issuable upon exercise of warrants.

(19)
Includes 61,826 shares of common stock issuable upon conversion of Series B-1 Preferred Stock.

(20)
Includes 315,425 shares of common stock issuable to J.F. Shea & Co., Inc. upon conversion of Series B-1 Preferred Stock and 144,480 shares of common stock issuable to J.F. Shea & Co., Inc upon exercise of a warrant. Shea Ventures LLC may be deemed to beneficially own these shares.

(21)
Includes 6,416 shares of common stock issuable upon conversion of Series B-1 Preferred Stock.

(22)
Includes 6,453 shares of common stock issuable upon conversion of Series B-1 Preferred Stock.

Plan of Distribution

        We are registering the shares of common stock issued or issuable upon exercise of the warrants to permit the resale of the shares of common stock from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling securityholders of the shares of common stock, although we have received $4,750, and may receive up to an additional $2,000 upon exercise of the warrants. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

        The selling securityholders may sell all or a portion of the common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the common stock is sold through underwriters or broker-dealers, the selling securityholder will be responsible for underwriting discounts or commissions or agent's commissions. The common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

  (1)
  on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale,

  (2)
  in the over-the-counter market,

  (3)
  in transactions otherwise than on these exchanges or systems or in the over-the-counter market,

  (4)
  through the writing of options, whether such options are listed on an options exchange or otherwise,

  (5)
  through the settlement of short sales, or

  (6)
  by any other legally available means.

        If the selling securityholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, brokers-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling securityholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, brokers-dealers or agents may be in excess of those customary in the types of transactions involved). To the extent that shares are sold through Commonwealth Associates, L.P., as selling broker, Commonwealth will receive no more than customary brokerage commissions. In connection with sales of the common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the common stock in the course of hedging in positions they assume. The selling securityholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions, provided that the short sale is made after the registration statement is declared effective and a copy of this prospectus is delivered in connection with the short sale. The selling securityholder may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

        The selling securityholders may pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to the prospectus. The selling securityholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of the prospectus.

        The selling securityholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions paid, or any discounts or concessions allowed to any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling securityholder and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

        Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

        There can be no assurance that any selling securityholder will sell any or all of the shares of common stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.

        The selling securityholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling securityholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

        We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement estimated to be $40,000 in total, including, without limitation, Securities and Exchange Commission filing fees, expenses of compliance with state securities or "blue sky" laws and transfer agent fees relating to sales pursuant to this prospectus; provided, however, that the selling securityholders will pay all underwriting discounts and selling commissions, if any. In connection with sales made pursuant to this prospectus, we will indemnify the selling securityholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreement or the selling securityholders will be entitled to contribution. We will be indemnified by the selling securityholders against civil liabilities, including liabilities under the Securities Act that may arise from any written information furnished to us by the selling securityholders for use in this prospectus, in accordance with the related registration rights agreement or we will be entitled to contribution.

        Once sold under the shelf registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

Legal Matters

        The validity of the issuance of the shares of common stock being offered by this prospectus will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation.

Experts

        The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended February 28, 2002 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to Intraware, Inc.'s ability to continue as a going concern as described in Note 1 to the consolidated financial statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

Where You Can Find More Information

        We are subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with the Exchange Act, Intraware files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by Intraware may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Copies of such material also may be obtained at prescribed rates from the Public Reference Branch of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549-1004. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. Intraware's common stock is listed on The Nasdaq SmallCap Market System and such reports, proxy statements and other information concerning Intraware may be inspected at the offices of The Nasdaq Stock Market Inc., 1735 K Street, N.W., Washington, D.C. 20016-1506. The Commission maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

        The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information we later file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act until this offering is complete:

  •
  Our Annual Report on Form 10-K for the fiscal year ended February 28, 2002 (File No. 000-25249);

  •
  Our Current Report on Form 8-K as filed with the Commission on May 31, 2002; and

  •
  The description of our common stock which is contained in our Registration Statement on Form 8-A filed with the Commission on January 8, 1999 pursuant to Section 12 of the Exchange Act, and any description of any of our securities which is contained in any registration statement filed after the date hereof under Section 12 of the Exchange Act, including any amendment or report filed for the purpose of updating any such description.

        You may also request a copy of these filings, at no cost by writing or telephoning us at the following address:

  Intraware, Inc.
  General Counsel
  25 Orinda Way
  Orinda, California 94563
  (925) 253-4500

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INTRAWARE, INC. 7,700,000 Shares Common Stock
TABLE OF CONTENTS
The Company
Information Regarding Forward-Looking Statements
Risk Factors
Use of Proceeds
Selling Securityholders
Plan of Distribution
Legal Matters
Experts
Where You Can Find More Information